SEALSQ Announces Entry into a Memorandum of Understanding Regarding a Potential Strategic Investment and Acquisition of Quantum Computing Firm Quobly

Quobly is a pioneer in quantum microelectronics, developing silicon-based quantum processors using proven semiconductor manufacturing processes

Geneva, Switzerland, January 14, 2026 -- SEALSQ Corp (NASDAQ: LAES) ("SEALSQ" or "Company"), a global leader in semiconductors security and Post-Quantum Cryptography (PQC) solutions, today announced that it has entered into a non-binding Memorandum of Understanding leading to exclusive negotiations with the shareholders of Quobly SAS, a leading French technology company pioneering the development of silicon-based quantum computers (“QUOBLY”), to make an initial minority investment and then potentially acquire a majority stake in QUOBLY. The proposed transaction remains subject to the negotiation and execution of definitive agreements, completion of financial, legal, technical and commercial due diligence, receipt of required corporate and regulatory approvals, and the satisfaction of other customary closing conditions.

These exclusive negotiations result from the execution of a non-binding Memorandum of Understanding that contemplates a multi-stage transaction.

This transaction is anchored within SEALSQ’s Quantum strategy and supported in part by its dedicated Quantum Fund designed to accelerate the emergence of sovereign, secure, and industrial-scale quantum technologies across Europe. If completed, the transaction would result in a total investment of approximately $200M by SEALSQ in return for a majority stake in QUOBLY.

The entering into exclusive negotiations with QUOBLY follows the ongoing strategic collaboration between SEALSQ and QUOBLY, announced on November 21, 2025. The collaboration as proposed to be expanded, plans to deliver accelerated benefits, including joint leadership in trustworthy and industrialized quantum computers and enhance EU and US market expansion.

SEALSQ and QUOBLY aim to establish a reference platform for secure-by-design quantum computing to define how quantum-resistant security can be embedded directly into future quantum infrastructures serving defense, intelligence, financial services, pharmaceuticals, and other mission-critical sectors.

Maud Vinet, Co-Founder and Chief Executive Officer of QUOBLY, commented: “This proposed transaction by SEALSQ marks an important step in QUOBLY’s industrial journey. Joining forces with a global leader in post-quantum security and semiconductor expert accelerates our ability to bring secure, scalable silicon-based quantum processors to market, and to expand internationally while consolidating our technological roadmap.”

Carlos Moreira, Founder and Chief Executive Officer of SEALSQ, stated: “The proposed acquisition of QUOBLY is fully aligned with our Quantum roadmap. As quantum computing becomes a strategic infrastructure, security must be embedded at the hardware level from day one. QUOBLY’s CMOS-compatible quantum technology, combined with SEALSQ’s post-quantum Root-of-Trust capabilities, creates a unique platform to build sovereign, trusted, and industrialized quantum systems for Europe, and their strategic partners.”

About Quobly:

Quobly is a pioneer in quantum microelectronics, developing silicon-based quantum chips using proven semiconductor manufacturing processes. Founded in 2022 in Grenoble, France, the company builds on over 15 years of collaborative research between world-class institutions CEA-Leti and CNRS, combining expertise in quantum physics and microelectronics. Co-founded by Maud Vinet, Ph.D. in quantum physics, author of 300+ papers and 70+ patents, and Tristan Meunier, a leading expert in semiconductor quantum engineering trained under Nobel laureate Serge Haroche, Quobly bridges science and industry to make quantum computing scalable and manufacturable.

Quobly has a strategic partnership with STMicroelectronics to accelerate the industrialization of its silicon quantum chips. In 2023, Quobly raised €19 million, a record European seed round for a quantum hardware startup, followed in 2025 by €21 million to advance its Q100T program, a key step toward fault-tolerant quantum computing.

Quobly media contacts
marie.cabrieres@quobly.io

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business and transaction strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; regulatory and transactional contingencies and the risks discussed in SEALSQ's filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@theequitygroup.com